Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 19, 2017

Registration Statement No. 333-217193

Supplementing the Prospectus Supplement and Prospectus, each dated April 7, 2017

John Deere Capital Corporation

$450 million Floating Rate Senior Notes Due June 22, 2020

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series G
Issue Size:	$450 million
Trade Date:	June 19, 2017
Settlement Date (T+3):	June 22, 2017
Maturity Date:	June 22, 2020
Coupon:	3-Month USD LIBOR + 29 bps
Benchmark:	3-Month USD LIBOR
Minimum Interest Rate:	0.000%
Coupon Payment Dates and
Interest Reset Dates:	Quarterly on the 22nd of March, June, September and December, commencing on September 22, 2017 and ending on the maturity date.
Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date:	June 20, 2017
Day Count:	Actual/360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.000% plus accrued interest from June 22, 2017
Gross Spread:	0.150%
Net Proceeds (%):	99.850% plus accrued interest from June 22, 2017
Net Proceeds ($):	$449,325,000 plus accrued interest from June 22, 2017
CUSIP:	24422ETR0
Joint Book-Running Managers:	Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Co-Managers:	BNP Paribas Securities Corp.
Loop Capital Markets LLC
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 and J.P. Morgan Securities LLC collect at 1-212-834-4533.

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